September 26, 2025

VIA EDGAR

Re:	CoreWeave, Inc. Registration Statement on Form S-4 File No. 333-289742

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CoreWeave, Inc. (the “Company”) hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-289742), as amended (the “Registration Statement”), to 4:00 p.m. Eastern Time on September 26, 2025 or as soon as practicable thereafter.

The Company hereby authorizes Michael Gilson of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Mr. Gilson at (650) 752-2015 or michael.gilson@davispolk.com with any questions you may have concerning this letter, or if you require any additional information.  Please notify Mr. Gilson when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

COREWEAVE, INC.

By:	/s/ Kristen McVeety
Name:	Kristen McVeety
Title:	General Counsel

cc:
Michael Intrator, CoreWeave, Inc.
Michael Gilson, Davis Polk & Wardwell LLP
Michael Kaplan, Davis Polk & Wardwell LLP
Tierney O’Rourke, Davis Polk & Wardwell LLP
Hillary Coleman, Davis Polk & Wardwell LLP